15026108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERENSON & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 MADISON AVENUE, 4TH FLOOR
(No. and Street)

NEW YORK	NY	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL LEWIS, CFO, (212) 446-1735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EISNERAMPER LLP, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julia Tatroe
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01TA6306446
Qualified in New York City
My Commission Expires 6/23/2018

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Contents

Report of Independent Registered Public Accounting Firm

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Berenson & Company, LLC

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Berenson & Company, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2015

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents (including restricted cash of $495,263)	$ 1,893,005
Advisory fees receivable	85,000
Due from affiliates	383,905
Fixed assets, net of accumulated depreciation and amortization of $293,918	493,624
Other assets	41,062
	$ 2,896,596
LIABILITIES	
Accrued bonus compensation	$ 2,020,000
Accrued expenses and other liabilities	515,139
	2,535,139
Commitments (Note F)	
MEMBER'S EQUITY	361,457
	$ 2,896,596

See notes to statement of financial condition

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or "Parent"). INC is the managing member, and the only member of the Company. INC is a wholly-owned subsidiary of Berenson Holdings LLC ("Holdings").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may engage in the following lines of business: 1) act as an underwriter (including as a book-running manager or co-manager) or selling group member in firm commitment and best efforts public offerings of debt and equity securities 2) act as buyer or seller of debt and equity securities as agent in the over the counter market 3) act as an initial purchaser in private offerings conducted pursuant to Rule 144A and 4) act as an underwriter, arranger or intermediary in connection with leveraged loan transactions. The Company does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c-3-3 under paragraph k(2)(i).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advisory fees include fees earned from providing strategic advisory, merger-and-acquisition, capital formation and restructuring services. Fees earned in relation to a specific transaction are recognized when the transaction is complete and billable. Retainer fees are generally received monthly or quarterly and are recognized as earned on a pro-rata basis over the term of the contract. Reimbursed expenses from customers are recognized when incurred.

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The Company leases premises under a lease, which provides for periodic increases during the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference, if any, between rent expense incurred and the amount paid is recorded as a liability for deferred rent. The Company receives income from a sublease of a portion of the leased premises.

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense-sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. Management has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2011 through December 31, 2014) and concluded that no provision for unrecognized tax benefits or expenses is required in the statement of financial condition.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $882,603, which exceeded the minimum net capital requirement of $100,000 by $782,603. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2014 are comprised of the following:

Furniture and fixtures	$ 337,070
Computer and office equipment	247,699
Leasehold improvements	103,191
Telecommunications	51,262
Artwork	48,320
Total cost	787,542
Less accumulated depreciation and amortization	(293,918)
Fixed assets, net	$ 493,624

NOTE F - COMMITMENTS

The Company leases office space on the fourth floor of 667 Madison Avenue in New York City under a non-cancelable operating lease (the "Lease"). In 2014, the Company entered into a lease modification agreement, whereby the Company will lease office space on the fifth floor, starting on or about March 1, 2015 ("Fifth Floor Occupancy Date") in addition to the original premises leased. The term of the Lease is extended until the tenth anniversary of the 5th Floor Occupancy Date. Future minimum lease payments at December 31, 2014 are as follows:

2015	$ 2,776,303
2016	3,129,564
2017	3,129,564
2018	3,129,564
2019	3,129,564
Thereafter	17,734,196
	$ 33,028,755

The Lease requires a security deposit of $487,300, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a deposit of $495,263, which is included in restricted cash.

NOTE G - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company allocated $1,090,000 of compensation, office and professional service expenses to INC, Holdings and Berenson Mena Ltd. ("MENA"), a wholly-owned subsidiary of INC. The Company paid direct expenses of INC which totaled $1,926,304. Repayments of $1,542,399 were made to the Company by INC during 2014. The Company paid direct expenses of Holdings which totaled $1,098,193. Repayments of $1,398,193 were made to the Company by Holdings during 2014. The Company paid direct expenses of MENA which totaled $422,810, all of which were reimbursed during the year. The amount due from affiliates for the payment of its expenses was $383,905 at December 31, 2014.